DLH HOLDINGS CORP.
3565 Piedmont Road, NE
Building 3, Suite 700
Atlanta, Georgia 30305
June 11, 2026
Via EDGAR
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549 Attention: Scott Anderegg

Re:	DLH Holdings Corp.
Registration Statement on Form S-3
Filed June 4, 2026
File No.: 333-296492
Ladies and Gentlemen:
DLH Holdings Corp., a New Jersey corporation (the “Company”), hereby respectfully requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, that the effective date for the Company’s Registration Statement on Form S-3 (File No. 333-296492) (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., eastern time, on June 15, 2026, or as soon as practicable thereafter.
Should you have any questions regarding this request, please contact Michael A. Goldstein of Becker & Poliakoff, P.A., counsel to the Company. In addition, after the Registration Statement has been declared effective, we respectfully request that you so inform Mr. Goldstein of Becker & Poliakoff, P.A.
Thank you for your assistance in this matter.

Sincerely yours,

DLH HOLDINGS CORP.

By:	/s/ Kathryn M. JohnBull
Kathryn M. JohnBull,
Chief Financial Officer

cc:	Michael A. Goldstein,
Becker & Poliakoff, P.A.